Voting Rights Announcements | 1 December 2023 16:01 MorphoSys AG MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution 01.12.2023 / 16:01 CET/CEST Dissemination of a Voting Rights Announcement transmitted by EQS News - a service of EQS Group AG. The issuer is solely responsible for the content of this announcement. Notification of Major Holdings 1. Details of issuer 2. Reason for notification 3. Details of person subject to the notification obligation MorphoSys AG MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution Name: MorphoSys AG Street: Semmelweisstr. 7 Postal code: 82152 City: Planegg Germany Legal Entity Identifier (LEI): 529900493806K77LRE72 X Acquisition/disposal of shares with voting rights X Acquisition/disposal of instruments   Change of breakdown of voting rights   Other reason:

4. Names of shareholder(s) holding directly 3% or more voting rights, if different from 3. 5. Date on which threshold was crossed or reached: 6. Total positions 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) b.1. Instruments according to Sec. 38 (1) no. 1 WpHG Legal entity: SIH Partners, LLLP City of registered office, country: Wilmington, Delarware, United States of America (USA)   29 Nov 2023   % of voting rights attached to shares (total of 7.a.) % of voting rights through instruments (total of 7.b.1 + 7.b.2) Total of both in % (7.a. + 7.b.) Total number of voting rights pursuant to Sec. 41 WpHG New 0.62% 4.12% 4.74% 34231943 Previous notification 0.51% 4.54% 5.05% / ISIN Absolute In %   Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) DE0006632003 0 213483 0.00% 0.62 % Total 213483 0.62 % Type of instrument Expiration or maturity date Exercise or conversion period Voting rights absolute Voting rights in % 0 0.00 %     Total 0 0.00%

b.2. Instruments according to Sec. 38 (1) no. 2 WpHG 8. Information in relation to the person subject to the notification obligation Type of instrument Expiration or maturity date Exercise or conversion period Cash or physical settlement Voting rights absolute Voting rights in % OPTION CALL 12/15/2023 - 12/20/2024 Physical 686300 2.00 % OPTION PUT 12/15/2023 - 12/19/2025 Physical 724000 2.11 %       Total 1410300 4.12 %   Person subject to the notification obligation is not controlled nor does it control any other undertaking(s) that directly or indirectly hold(s) an interest in the (underlying) issuer (1.). X Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity: Name % of voting rights (if at least 3% or more) % of voting rights through instruments (if at least 5% or more) Total of both (if at least 5% or more) SIH Partners, LLLP % % % Susquehanna International Holdings, LLC % % % Susquehanna Dublin Holdings % % % Susquehanna International Securities Limited % % % - % % %

9. In case of proxy voting according to Sec. 34 para. 3 WpHG (only in case of attribution of voting rights in accordance with Sec. 34 para. 1 sent. 1 No. 6 WpHG) Date of general meeting: Holding total positions after general meeting (6.) after annual general meeting: 10. Other explanatory remarks: Date 01.12.2023 CET/CEST The EQS Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases. Archive at www.eqs-news.com Language: English Company: MorphoSys AG SIH Partners, LLLP % % % Susquehanna International Holdings, LLC % % % Susquehanna Europe Holdings Limited % % % Susquehanna International Group Limited % % % - % % % Proportion of voting rights Proportion of instruments Total of both % % %   30 Nov 2023

Semmelweisstr. 7 82152 Planegg Germany Internet: www.morphosys.com   End of News EQS News Service